United States securities and exchange commission logo





                              June 30, 2022

       James E. Sinople
       Chief Financial Officer
       Nuveen Global Cities REIT, Inc.
       730 Third Avenue, 3rd Floor
       New York , NY 10017

                                                        Re: Nuveen Global
Cities REIT, Inc.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            File No.: 000-56273
                                                            Dated Filed: April
1, 2022

       Dear Mr. Sinople:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2021

       Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer
       Purchase of Equity Securities.
       Net Asset Value, page 67

   1. Please address the following with respect to your net asset value disclosure:

                                                              Expand your
disclosure to include a discussion of the methodologies used to calculate net asset value.
                                                              Tell us whether
your calculation of property fair value includes any other material assumptions (e.g.
revenue or expense growth rates) and tell us what consideration you gave to
providing disclosure about these assumptions (including sensitivity analyses).
 James E. Sinople
FirstName  LastNameJames
               Cities REIT,E.Inc.
                               Sinople
Nuveen Global
Comapany
June       NameNuveen Global Cities REIT, Inc.
     30, 2022
June 30,
Page 2 2022 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Paul Cline at (202)551-3851 or Robert Telewicz at
(202)551-3438 with
any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction